Exhibit 2.1

Execution Copy

FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT

This First Amendment (this “Amendment”) to the Asset Purchase Agreement dated as of September 8, 2015 (the “Purchase Agreement”), is entered into by and between Differential Brands Group Inc., a Delaware corporation, f/k/a Joe’s Jeans Inc. (“Seller”), and GBG USA Inc., a Delaware corporation (“Buyer”), is made by and between Buyer and Seller and is executed as of January 28, 2016 (the “Effective Date”).  All terms used and not otherwise defined herein have the meanings ascribed to them in the Purchase Agreement.

WHEREAS, pursuant to Section 10.07 of the Purchase Agreement, Buyer and Seller desire to amend the Purchase Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Seller and Buyer hereby agree as follows:

1.                                      Section 1.01 of the Purchase Agreement is hereby amended to add the following:

““Delayed Employee Transition Period” has the meaning set forth in Section 6.10(l).

“Delayed Transition Employees” means those Joe’s Employees listed on the update to Section 4.15(a) to the Seller Disclosure Letter delivered by Seller to Buyer in accordance with Section 6.15(c) of the Purchase Agreement.”

“Seller’s Share” has the meaning set forth in Section 6.15(e).”

“Shared Contracts” means those Assigned Contracts listed on Section 1.01(a) of the Seller Disclosure Letter.”

2.                                      Section 6.10 of the Purchase Agreement shall be amended to add the following provisions:

“(l)                               Commencing on the Delayed Transfer Date and for a period of thirty days thereafter (or such shorter period as agreed by the parties in writing; provided that any such period shall end on a payroll period payment date) (such period, the “Delayed Employee Transition Period”), Seller shall, at Buyer’s expense, be responsible for all compensation, benefits, severance and employment-related obligations to all Delayed Transition Employees who remain employed by Seller or any Seller Subsidiary during such period; provided, however, that nothing herein is intended or shall be interpreted to require Seller or any Seller Subsidiary to retain any Delayed Transition Employee during such period or to prevent any Delayed Transition Employee from resigning during such period.  Seventy-two (72) hours prior to when payroll becomes due for any payroll period during the Delayed Employee Transition Period, Buyer shall pay Seller by wire transfer of immediately available funds for all amounts paid to Delayed Transition Employees and related costs and expenses incurred by Seller or any Seller Subsidiary with respect to all such Delayed Transition Employees, including, but not limited to, all compensation, benefits, severance, notice of pay and benefits, withholding taxes, employee benefits (including, but not limited to, medical, accrued vacation, employer 401(k) match), employee travel and entertainment costs, employee cell phone and all other employment-related obligations.  However, Buyer shall not be obligated to reimburse Seller for any “change of control” payments or other similar payment obligations made by Seller or any Seller Subsidiary with respect to any of the Delayed Transition Employees in connection with the transactions contemplated by this Agreement (other than such payment made with Buyer’s prior written consent).  Buyer shall indemnify, defend and hold the Seller Indemnitees harmless from and against any and all Losses suffered, paid or incurred by Seller as a result of or relating to (i) the employment or termination of employment of any Delayed Transition Employee during the Delayed Employee Transition Period, (ii) any action or inaction by Delayed Transition Employees in connection with the operation of the Joe’s Business on or after the Delayed Transfer Date, (iii) any law or regulation relating to workers’ compensation, wages and hours, workplace safety, discrimination, harassment, disability rights or any other law or regulation concerning the employment relationship or terms and conditions or employment of any Delayed Transition Employee arising on and after the Delayed Transfer Date and (iv) the participation of Delayed Transition Employees in the Seller Benefit Plans or other benefit plans of the Seller during the Delayed Employee Transition Period. Seller shall have no responsibility for the quality or timeliness or any other aspect of the performance by the Delayed Transition Employees of any activities on behalf of or at the direction of Buyer, nor shall Seller be required or expected to provide direction to the Delayed Transition Employees as to the work they are to perform.  The Delayed Transition Employees shall, for all purposes, be considered the employees of Buyer and are, as a matter of convenience to Buyer, being paid by Seller through its payroll system.  In furtherance of the immediately preceding sentence, Seller shall at all times reasonably cooperate with Buyer in connection with the orderly transition of the Delayed Transfer Employees, which shall include, without limitation, Buyer’s use of all existing time clocks installed at the Covered Real Property that is operated pursuant to a Seller Lease that is a Delayed Transfer Asset until Buyer’s own time clocks are installed, which time clocks must be installed by the end of the Delayed Employee Transition Period.

(m)                             During the Delayed Employee Transition Period, without the prior written consent of Buyer, Seller shall not and shall cause the Seller Subsidiaries to not (i) except as required by the terms of employment contracts disclosed to Buyer, materially increase the rate of compensation for any Delayed Transition Employees or enter into or alter any employment agreement with any Delayed Transition Employee, or (ii) adopt or materially amend any Seller Benefit Plan, bonus plan or severance plan affecting Delayed Transition Employees, other than amendments (A) that are required by Law or that are not applicable to Delayed Transition Employees; provided, that Seller shall notify Buyer regarding any such amendments as soon as reasonably practicable), or (B) which do not materially increase the cost, in the aggregate, of all such Seller Benefit Plans to the employer.”

3.                                      Section 6.15 of the Purchase Agreement shall be amended as follows:

(a)                                 The second sentence of Section 6.15(c) shall be deleted in its entirety and replaced as follows:

“During the Delayed Employee Transition Period, Buyer shall, or shall cause one of its Affiliates or a third party staffing agency retained by Buyer or one of its Affiliates to, offer employment to all Delayed Transition Employees. Such offers shall (A) be subject to such Joe’s Employees providing documentary evidence that they are currently legally authorized to work in the country such Joe’s Employee currently works in and (B) shall be at not less than the same salary or hourly wage rate as in effect as of the day immediately prior to the Delayed Transfer Date and shall permit such Joe’s Employee the opportunity to participate in Buyer’s employee benefit plans, subject to eligibility requirements. Those Delayed Transition Employees that accept such offers will be deemed “Continuing Joe’s Employees”.

(b)                                 The following provision shall be added:

“(e)                            The parties recognize and acknowledge that the Shared Contracts relate to both the supply of services to the retail operations at the Covered Real Property and the retail operations of Seller that are subject to the Wind Down (as defined in the IP Asset Purchase Agreement).  The parties also recognize and acknowledge that Seller is winding down the operations of certain of its Retail Stores (as defined in the IP Asset Purchase Agreement) in accordance with the provisions set forth in the IP Asset Purchase Agreement.  In order to facilitate the orderly wind down of the Retail Stores, during the period beginning on the Delayed Transfer Date and ending on February 29, 2016 (or such earlier date as agreed to by the parties), the parties shall, and shall cause each of their respective Subsidiaries to, take such other reasonable and permissible actions (including by providing prompt notice to the other party with respect to any relevant claim of liability or other relevant matters arising in connection with a Shared Contract so as to allow such other party the ability to exercise any applicable rights under such Shared Contract) to cause Seller to continue to receive the rights and benefits of that portion of each Shared Contract that relates to the Retail Stores being retained by Seller, as if such Shared Contract had not been assigned to Buyer, and to bear the burden of the corresponding liabilities or obligations, as if such liabilities or obligations had not been assumed by Buyer. Seller shall pay Buyer by wire transfer of immediately available funds for all amounts paid to the counterparty of each Shared Contract and related costs and expenses incurred by Buyer with respect to Seller’s Share within thirty (30) days of Seller’s receipt of an invoice therefor.  For purposes of this Section 6.15(e), “Seller’s Share” shall mean [forty four percent (44%)] of any fixed amounts payable under each Shared Contract, plus any other fees or expenses incurred under any Shared Contract to the extent that such fees or expenses solely and directly relate to the Retail Stores being retained by Seller.”

4.                                      Seller’s Disclosure Letter is hereby amended as follows:

(a)                                 A new Section 1.01(a) in the form set forth on Exhibit A hereto is hereby added to Seller’s Disclosure Letter.

(b)                                 Section 2.01(c), Section 4.03 and Section 6.15 of Seller’s Disclosure Letter are each hereby amended by adding the agreements corresponding to such Sections as set forth on Exhibit B hereto.

(c)                                  Section 2.01(c) of Seller’s Disclosure Letter is hereby amended by deleting item #59 - Guaranteed Twenty-Three Month Price Agreement and related promissory note dated November 13, 2014 between ADP, LLC and Joe’s Jeans Inc.

(d)                                 Section 6.15 of Seller’s Disclosure Letter is hereby amended by deleting item #2 - Guaranteed Twenty-Three Month Price Agreement and related promissory note dated November 13, 2014 between ADP, LLC and Joe’s Jeans Inc.

5.                                      This Amendment embodies the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any and all prior and contemporaneous understandings, agreements, arrangements or representations by or among the parties hereto, written or oral, which may relate to the subject matter hereof in any way.

6.                                      This Amendment, and any amendments hereto, may be executed in two or more counterparts, all of which shall constitute one and the same instrument. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .peg or similar attachment to electronic mail shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

7.                                      This Amendment shall be construed, performed and enforced in accordance with, and governed by, the Laws of the State of Delaware (without giving effect to the principles of conflicts of Law thereof).

8.                                      Except as set forth herein, the terms and provisions of the Purchase Agreement will remain in full force and effect and are hereby ratified and confirmed.  On or after the date of this Amendment, each reference in the Purchase Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Purchase Agreement shall mean and be a reference to the Purchase Agreement as amended by this Amendment, and this Amendment shall be deemed to be a part of the Purchase Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to the Asset Purchase Agreement effective as of the Effective Date.

BUYER:

GBG USA INC.

By:	/s/ Robert K. Smits
Name:	Robert K. Smits
Its:	EVP - Secretary

SELLER:

DIFFERENTIAL BRANDS GROUP INC.

By:	/s/ Hamish Sandhu
Name:	Hamish Sandhu
Its:	Chief Financial Officer

[Signature Page to First Amendment to Asset Purchase Agreement]